MorningStar Partners, L.P.

400 West 7th Street

Forth Worth, Texas 76102

August 31, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.

Draft Registration Statement on Form S-1

Submitted July 14, 2022

CIK 0001559432

To the addressees set forth above:

This letter sets forth the responses of MorningStar Partners, L.P. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 10, 2022 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 confidentially submitted on July 14, 2022 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, confidentially submitted to the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 1”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 3

1.

We note your disclosure on page 3 that you intend to make quarterly distributions on your common units of all of your “cash available for distribution” at the end of each such quarter. If your policy will be to distribute all “available cash” you generate each quarter, as defined in your partnership agreement and as described on page 81, please revise your disclosure on page 3 accordingly.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1 and 130 of Amendment No. 1.

2.

We note your disclosure that you believe the low decline nature of your reserves and the relatively low-cost expense to maintain production combined with your zero to low leverage profile will allow you to make relatively consistent quarterly distributions. Please balance such disclosure with your disclosure on page 31 that future quarterly distributions paid to your unitholders will vary significantly from quarter to quarter and may be zero.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1-2 and 130 of Amendment No. 1.

3.

Please balance your disclosure regarding your management team’s background with a reference to your disclosure on page 169-170 regarding the Southland Royalty Company LLC bankruptcy in 2020. Please also include disclosure cautioning potential investors that the prior performance of companies, acquisitions or business initiatives in which your management team were involved may not be indicative of your future performance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 2, 44-45 and 131 of Amendment No. 1.

4.

The tabular presentation of SEC and NYMEX proved reserves, PV-10, active well count and development locations includes a line item “Other” for areas outside the Permian and San Juan Basins. Please expand your disclosure to clarify the location of these “Other” properties.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 3-4 and 131-132 of Amendment No. 1.

Reorganization Transactions and Partnership Structure, page 12

5.

Please revise to also include a diagram of your ownership structure prior to the offering and related reorganization transactions. We also note that your post-closing diagram shows “Existing Owners” and “Founders” holding ownership interests in your parent company, MorningStar Partners II, L.P, as separate groups. Please clarify the difference between these two owner groups.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 11 and 12 of Amendment No. 1. Our Founders are Bob R. Simpson, our Chief Executive Officer and Chairman of the Board, Brent W. Clum, our President of Business Operations and Chief Financial Officer, Keith A. Hutton, our President of Production and Development, and Vaughn O. Vennerberg II, our Executive Vice President. Our Existing Owners include our Founders as well as all other limited partners party to our amended and restated agreement of limited partnership. We have revised the Registration Statement throughout to clarify the difference between these two groups.

Risk Factors Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations, page 38

6.

You disclose that supply chain constraints and inflationary pressures will likely continue to adversely impact your operating costs. You also disclose here and on page 106 that global, industry-wide supply chain disruptions have resulted in widespread shortages of labor, materials and services, and that such shortages have resulted in your facing significant cost increases for labor, materials and services. Please expand to identify the principal factors contributing to the supply chain constraints and inflationary pressures you have experienced and clarify the resulting impact to the company.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 36 and 103 of Amendment No. 1.

7.

You also disclose that you continue to undertake actions and implement plans to strengthen your supply chain to address these pressures and protect the requisite access to commodities and services. Please revise to identify the actions and plans taken to mitigate your supply chain and inflationary pressures. Please also revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 36 and 103 of Amendment No. 1.

We use derivative instruments to economically hedge exposure to changes in commodity price, page 40

8.

We note your disclosure regarding the hedging restrictions in your credit facility. We also note your disclosure on page 126 that you were in compliance with all financial and other covenants of your credit facility as of March 31, 2022, except the covenant regarding hedge volumes required as of March 31, 2022, and that you received a waiver for this exception in June 2022. Please revise this risk factor to disclose the breach of this covenant.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 38 of Amendment No. 1.

We depend upon several significant purchasers for the sale of most of our oil, natural gas and NGL production, page 42

9.

You disclose here that for the year ended December 31, 2021, Phillips 66 Company, Tenaska Marketing and Eco-Energy, Inc. accounted for more than 40% of your total revenues, excluding the impact of your commodity derivatives, and that you sell the substantial majority of your production under arm’s length contracts with terms of 12 months or less, including on a month-to-month basis, to a relatively small number of customers. You also disclose that the loss of any one of these purchasers, the inability or failure of your significant purchasers to meet their obligations to you or their insolvency or liquidation could materially adversely affect your financial condition, results of operations and ability to make distributions to our unitholders. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis for such belief.

Response: We acknowledge the Staff’s comment and we respectfully submit that we do not believe that our agreements with the above-mentioned customers are required to be filed as exhibits to the Registration Statement because (i) such agreements were made in the ordinary course of business and (ii) the Company’s business is not substantially dependent on any of such agreements.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business that is material to the registrant. . . .” The Company’s ordinary course of business involves the production and sale of oil, natural gas and natural gas liquid, and the agreements between the Company’s customers identified above involve the sale of these products.

Item 601(b)(10)(ii) of Regulation S-K states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course,” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. We acknowledge that the revenue percentages cited in the Staff’s comment are material. The Registration Statement therefore provides appropriate disclosure as to 10%-or-greater customer identities and attributable revenue percentages as required by Item 101(c)(1)(vii) of Regulation S-K. The only category potentially relevant in the instant case is described in Item 601(b)(10)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent,” including contracts “to sell the major part of registrant’s products.” We believe our contracts with the customers identified above are not ones in which the Company is substantially dependent.

Notwithstanding the amount of revenue attributable to a customer, there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement. As reflected on page 40, our agreements with our customers are arm’s length contracts with terms of 12 months or less, including on a month-to-month basis. In the unlikely event that one of our customers decides not to purchase oil, natural gas or natural gas liquid, as applicable, from us, we believe that we could readily find a replacement customer for the relevant product. As discussed on page 146, crude oil and natural gas are fungible products with well-established markets and numerous purchasers. While we value our existing relationships, we believe that we will be able to contract with new customers should the need arise.

We do not believe that the Company’s business would be fundamentally altered or that the Company’s revenues would be significantly reduced without the benefit of any particular customer agreement, and thus we do not believe that the Company’s business is substantially dependent upon any such agreement. Accordingly, we do not believe the ordinary course of business agreements cited in the Staff’s comment are required to be filed as material contracts to the Registration Statement. Following the closing of the offering, we will continue to assess whether the Company is dependent upon any one customer agreement such that an exhibit filing is required under Item 601(b)(10)(ii)(B).

Once our common units are publicly traded, the Existing Owners may sell common units in the public markets, page 67

10.

You disclose on page 203 that, under your partnership agreement, you have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by your general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. Please revise this risk factor to disclose the amount of common units which will be subject to these registration rights.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 65 of Amendment No. 1.

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions, page 67

11.

We note your disclosure that your partnership agreement includes a waiver of the right to trial by jury. Please revise to address any uncertainty about enforceability. If the provision extends to claims under the federal securities laws, please revise to state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your disclosure should clearly state so. Please also disclose this provision in your summary of material provisions of your partnership agreement which begins on page 189.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 65-66 and 192-193 of Amendment No. 1.

12.

We note your disclosure regarding your exclusive forum provision for certain claims, and your disclosure that if any unitholder brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse you and your affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. Please revise to clarify the level of recovery required by the plaintiff to avoid payment. For example, please revise to explain the meaning of obtaining a judgment on the merits that “substantially achieves, in substance and amount, the full remedy sought,” and revise to clarify who would be allowed to recover under this provision. In addition, please revise to clarify whether your disclosure that “this provision” would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction refers to this fee-shifting provision, your exclusive forum provision, or both. Please also included related disclosures in your description of your partnership agreement on page 191.

Response: We acknowledge the Staff’s comment and advise the Staff that we do not intend to include such provision requiring unitholders to reimburse the Company in connection with claims, suits, actions or proceedings in our partnership agreement and have revised the Registration Statement accordingly to remove this disclosure. Please see pages 65-66 and 192-193 of Amendment No. 1. We further have revised the Registration Statement on pages 65-66 and 192-193 to clarify that our exclusive forum provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction.

Use of Proceeds, page 78

13.

We note you disclose that you currently intend use the expected net proceeds from this offering to repay in full amounts outstanding under your revolving credit facility, with any remaining amounts to be used for working capital and general partnership purposes. Please revise to more specifically identify the intended uses of the remaining amounts of net proceeds after repaying in full amounts outstanding under your revolving credit facility and provide the estimated amounts you intend to allocate to each identified purpose. In that regard, we note you disclose on pages 7 and 133 that you expect to be able to fund your 2022 and 2023 capital development programs from cash flow from operations and the net proceeds of this offering. We further note you disclose on page 7 that during 2022, you expect to spend approximately $20 million to drill 33 gross wells (18 net wells) and related equipment, $4 million on recompletions of existing wells and $6 million on remedial workovers and other maintenance projects, and you expect to spend approximately $20 million in the Permian Basin and approximately $10 million in the San Juan Basin in 2022. Refer generally to Item 504 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement on page 76 to note that the use of the portion of net proceeds to be used for working capital received in this offering may vary significantly depending on numerous factors. We advise the Staff that we will update the Registration Statement if our circumstances and planned use of proceeds change.

Our Cash Distribution Policy and Restrictions on Distributions, page 81

14.	Please revise this section to provide the definition of “available cash” set forth in your partnership agreement.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 79-80 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources Revolving Credit Agreement, page 125

15.

We note that interest expense on borrowings under your Credit Facility is determined, at your option, by reference to either the secured overnight financing rate plus an applicable margin or an alternate base rate plus an applicable margin.

Please expand your disclosures to describe the circumstances under which such elections may be made or changed, also to describe provision that allow you to designate or change the amounts of borrowings under the facility that are subject to either rate, and to explain how the alternate base rate is determined and the frequency with which redeterminations of either rate applicable to borrowings are made.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 123 of Amendment No. 1.

Critical Accounting Policies and Estimates

Oil and Natural Gas Reserves, page 130

16.

We note you include disclosure that states “although improved technology often can identify possible and probable reserves other than by drilling, under current SEC rules, these reserves cannot be estimated or disclosed.” Your disclosure refers to proved reserves as defined by FASB ASC 932, but infers that estimates of probable and possible reserves may not be disclosed under current SEC rules. Refer to the definitions of probable and possible reserves under Rule 4-10(a)(18) and (a)(17) of Regulation S-X and Instruction 2 to Item 1202(a)(2) of Regulation S-K and revise your disclosure accordingly or tell us why a revision is not needed.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 127 of Amendment No. 1.

Business and Properties Oil, Natural Gas and NGL Data Proved Undeveloped Reserves (PUDs), page 143

17.

We note the disclosure that you expect all currently scheduled PUD locations to be drilled within seven years of December 31, 2021. Please expand your disclosure to include an explanation of the reasons why you disclose proved undeveloped reserves for locations that will not be drilled and completed within five years of initial disclosure at December 31, 2021. Refer Item 1203(d) of Regulation S-K, Rule 4-10(a)(31)(ii) of Regulation S-X, and question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules for further clarification or guidance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to limit proved undeveloped reserves to those scheduled to be drilled and completed within five years of December 31, 2021. Please see pages 139-140 of Amendment No. 1. We also note for the Staff that the impact of this revision on our Supplemental Financial Information for Oil and Gas Producing Activities in Note 16 to our audited financial statements was immaterial and therefore we have not updated Note 16.

18.

Please provide us with your development schedule, indicating for each future annual period, the number of gross wells drilled and completed, the net quantities of reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2021 to developed status. Please refer to Rule 410(a)(31)(ii) of Regulation S-X and question 131.04 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules, and tell us if all of the proved undeveloped locations in the foregoing annual schedule are part of a development plan adopted by the management including approval by the Board, if such approval is required.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 140 of Amendment No. 1.

Drilling Results, page 147

19.

Disclosure on page F-19 indicates you had expenditures of $2.4 million related to wells in the process of drilling as of December 31, 2021. Please expand the disclosure of your drilling activities to provide the number of gross and net wells in the process of being drilled, completed, or waiting on completion and any other related activities of material importance at fiscal year-end. Refer to the disclosure requirements in Item 1206 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 143 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 174

20.

Please revise your security ownership table to disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the common units held by each of Diamond S. Energy Company, GEF-DTOE, Inc., GEFPUE, LP, and PDLP MorningStar LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will revise our security ownership table to reflect the persons who directly or indirectly exercise sole or shared voting or investment control over common units in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Party Transactions Agreements with Affiliates in Connection with the Reorganization Transactions, page 176

21.

We note your disclosure that in connection with the closing of the offering your existing equity holders will contribute all of your outstanding equity interests in the company to a newly formed parent company, MorningStar Partners II, L.P., pursuant to a contribution agreement, and that you expect to enter into a services agreement with a subsidiary of MorningStar Partners II, L.P. (the “Services Company”), pursuant to which the Services Company will provide management, administrative and operating services to you. Please revise to describe all material terms of the Contribution Agreement and Services Agreement. Please also file the Contribution Agreement as an exhibit to your registration statement. Refer to Item 601(b)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we no longer expect to enter into a services agreement with a subsidiary of MorningStar Partners II, L.P. We will describe all material terms of all material agreements and file such agreements as exhibits in a subsequent amendment to the Registration Statement.

Financial Statements, page F-1

22.

Please update your historical and pro forma financial statements and related disclosures to comply with Rules 3-12 and 11-02(c) of Regulation S-X when filing the next amendment to your registration statement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have included the historical and pro forma financial statements that will be required to be filed pursuant to Regulation S-X and updated related disclosures throughout Amendment No. 1.

TXO Energy Partners, L.P.

Pro Forma Financial Statements, page F-2

23.

We see that you refer to Note 2 of the MorningStar audited financial statements for a description of “the Vacuum properties” for which you intend to provide pro forma financial information. However, none of the recent acquisitions described on pages F-22 and F-23 are identified as the Vacuum properties. Please revise your disclosure under this heading to describe the particular acquisition(s) for which you will provide pro forma financial information.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-2 of Amendment No. 1.

24.

We understand from your disclosures on pages 21 and 102 that your pro forma financial statements will pertain to the “Chevron Vacuum Acquisition” completed in November 2021, but not the “Chevron Andrews Parker Acquisition” completed in December 2021. Provide us with the significance testing that you performed pursuant to Rules 3-05(b)(2) and (3), 11-01(b)(3)(i) and (ii), and Rule 3-05(a)(3) of Regulation S-X in determining that your historical and pro forma financial statements would not encompass both of these transactions, and that you would limit the historical periods depicted in your Statement of Revenues and Direct Operating Expenses on page F-60 to one year.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have evaluated the significance of the Chevron Andrews Parker Acquisition, which was completed in December 2021, and determined that financial statements were not required. Specifically, the Company applied the criteria of Rule 3-05, which outlines whether and when historical financial statements are required for businesses acquired or to be acquired. The Company measured the significance level of the Chevron Andrews Parker Acquisition relative to the registrant using each of the income test, the asset test and the investment test set forth in Rule 1-02(w) of Regulation S-X and determined that the Chevron Andrews Parker Acquisition was not significant at a level of 20% or greater under each test. Therefore, the Company has determined that the financial statements for the Chevron Andrews Parker Acquisition are not required pursuant to Rule 3-05(b)(2) of Regulation S-X, and as a result pro forma information under Rule 11-01 are also not required.

The Company measured the significance level of the Chevron Vacuum Acquisition relative to the registrant using each of the income test, the asset test and the investment test set forth in Rule 1-02(w) of Regulation S-X and determined that the Chevron Vacuum Acquisition was significant at a level of 20% or greater under each of the asset test and the investment test, but not significant at a level of 40% or greater. Therefore, the Company has included statement of revenues and direct operating expenses for the ten months ended October 31, 2021 and pro forma information for the Chevron Vacuum Acquisition as required pursuant to Rule 3-05(b)(2) and Rule 11-01 of Regulation S-X. In accordance with Rule 3-06(b) of Regulation S-X, the filing of financial statements covering a period of nine to twelve months is permitted in satisfaction of a requirement for filing financial statements for a period of one year where the issuer has made a significant business acquisition for which financial statements are required under Rule 3-05 and the financial statements covering the interim period pertain to the business being acquired.

Please see below for a summary of the calculations under each of the significance tests.

Chevron Vacuum

	MorningStar Partners LP – Year Ended December 31, 2020	Vacuum – Year Ended December 31, 2020
Total Assets	$623,940,079	$182,800,000
Net (loss) income before income taxes	$(163,238,328)(1)	$17,186,000
Asset Test:		29.3%
Income Test:		10.5%
Investment Test:		29.3%

Chevron Andrews Parker

	MorningStar Partners LP –Year Ended December 31, 2020		Andrew Parker –Year Ended December 31, 2020
Total Assets	$623,940,079		$47,100,000
Net (loss) income before income taxes	$(163,238,328	)(1)	$1,594,000
Asset Test:			7.6%
Income Test:			1.0%
Investment Test:			7.6%

(1)

We compared the absolute value of the reported loss for the year ended December 31, 2020 to our average income for the last five fiscal years and determined that the absolute value was not 10% or more lower than the average, and therefore using the average income was not required.

Additionally, the Company notes that the Chevron Vacuum Acquisition and the Chevron Andrews Parker Acquisition are not “acquisitions of related businesses” that must be treated as a single business acquisition for the purpose of financial statement presentation. Businesses are related under Rule 3-05(a)(3) of Regulation S-X if: (a) they are under common control or management, (b) the acquisition of one business is conditional on the acquisition of each other business or (c) each acquisition is conditioned on a single common event.

Neither prong (b) or (c) apply in this instance. With respect to clause (a), the Company notes that the assets acquired are located in different states and different fields of the Permian Basin, the assets were managed by separate teams within the broader Chevron organization and each acquisition was negotiated separately with different decision makers at Chevron as part of distinct competitive bid processes. Chevron operates thousands of oil and gas wells across millions of acres around the globe and the Company does not believe it would be appropriate to treat the assets acquired in these two separate acquisitions as being under common control or management.

Even should the Staff determine the two acquisitions represent the acquisition of businesses under common control or management, we do not think prong (a) in this instance should be dispositive. Neither acquisition was conditioned upon the other, there had been no agreement, written or otherwise with respect to the second acquisition, nor did the Company have knowledge that a second asset package would be subsequently offered for sale as the bid package for the Chevron Andrews Parker Acquisition assets was not made available to potential purchasers until after the definitive agreement for the Chevron Vacuum acquisition was executed.

TXO Energy, LLC Notes to Pro Forma Financial Statements 3. Supplementary Disclosure of Oil and Natural Gas Operations, page F-8

25.

Expand your discussion to include an explanation for the apparent differences in the net quantities shown as individual line item changes in the reserves reconciliation for MorningStar Partners, L.P. Historical on pages F-9 and F-10 and the reserves reconciliation presented elsewhere for MorningStar Partners, L.P. on page F-39 for the period ending December 31, 2021.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-10 of Amendment No. 1.

MorningStar Partners, L.P.

Notes to Consolidated Financial Statements 16. Supplementary Financial Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves, page F-38

26.

Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type to additionally provide the net quantities at the beginning of the initial period shown in the reserves reconciliation, e.g. December 31, 2019. Refer to FASB ASC 932-235-50-4.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-39 of Amendment No. 1.

27.

Please expand your disclosure to explain the reasons for significant changes in the net quantities of total proved reserves for each line in the reserves reconciliation, other than production, for each period to comply with FASB ASC 932-235-50-5. Your revised disclosure should separately identify and quantify each factor, including offsetting factors, such that the change to each line item is fully explained. In particular, disclosure relating to revisions in previous estimates should indicate the extent to which changes were caused by economic factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-39 of Amendment No. 1.

Financial Statements Vacuum Properties Note 1 – Basis of Presentation, page F-61

28.

We note that you refer to the Statements of Revenues and Direct Operating Expenses associated with the properties acquired in Chevron Vacuum Acquisition as being audited though without providing an audit opinion. Please obtain and file an audit opinion for all financial statements that are required pursuant to Rule 3-05 of Regulation S-X.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include the audit opinion with respect to the Chevron Vacuum Acquisition.

Appendix C, page C-1

29.

We note references in your filing to a third-party reserve report as of December 31, 2021 prepared by Cawley, Gillespie & Associates. Please obtain and file the third-party reserve report. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the third-party reserve reports as of December 31, 2021 and August 1, 2022 prepared by Cawley, Gillespie & Associates with Amendment No. 1.

General

30.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response: We respectfully acknowledge the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Michael Chambers of Latham & Watkins LLP, at (713) 546-7416 or Mollie Duckworth of the same firm at (737) 910-7325.

Very truly yours,

MorningStar Partners, L.P.

By:	/s/ Brent W. Clum

Name: Brent W. Clum
Title: President of Business Operations and Chief Financial Officer

cc:	Michael Chambers, Latham & Watkins LLP

Mollie Duckworth, Latham & Watkins LLP